UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | DELIVERY OF CIRCULAR, INCLUDING
A NOTICE OF GENERAL MEETING AND SALIENT DATES, REGARDING THE
PROPOSED DIVESTMENT OF A 50% INTEREST IN SASOL’S LAKE CHARLES
CHEMICALS PROJECT (LCCP) BASE CHEMICALS BUSINESS AND THE
CREATION OF A JOINT VENTURE, AND NOTICE OF ANNUAL GENERAL
MEETING AND SALIENT DATES

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:          JSE: SOL
NYSE: SSL
Sasol Ordinary ISIN codes:             ZAE000006896 US8038663006
Sasol BEE Ordinary Share code:    JSE: SOLBE1
Sasol BEE Ordinary ISIN code:       ZAE000151817
(“Sasol” or “Company”)

DELIVERY OF CIRCULAR, INCLUDING A NOTICE OF GENERAL MEETING AND SALIENT
DATES, REGARDING THE PROPOSED DIVESTMENT OF A 50% INTEREST IN SASOL’S
LAKE CHARLES CHEMICALS PROJECT (LCCP) BASE CHEMICALS BUSINESS AND THE
CREATION OF A JOINT VENTURE, AND NOTICE OF ANNUAL GENERAL MEETING AND
SALIENT DATES

Circular, notice of general meeting and salient dates

Sasol shareholders are referred to Sasol’s SENS announcement dated 2 October 2020, containing details of the divestment of a 50% interest in Sasol’s LCCP Base Chemicals business and the creation of a joint venture with Lyondellbasell (“Transaction”).

Shareholders are advised that the Company will be delivering a circular today, 22 October 2020, pertaining to the Transaction (“Circular”), which document incorporates a notice of general meeting of shareholders (“General Meeting”) to be held by electronic communication on Friday,
20 November 2020 at 13:00.

A copy of this Circular may be obtained in electronic form from Sasol’s website: https://www.sasol.com/investor-centre/annual-general-meeting. No copies of this Circular will be obtained from, or made available at, the registered office of Sasol.

The salient dates in respect of the Circular and notice of general meeting are*:
Last Practicable Date Wednesday, 7 October 2020
First Record Date (for Sasol Shareholders to be eligible
to receive this Circular and Notice of General Meeting)
Friday, 16 October 2020
Circular delivered to Sasol Shareholders and delivery of
Circular announced on SENS
Thursday, 22 October 2020
Last Day to Trade Sasol Shares on the JSE in order to be
recorded in the Register by the Second Record Date
Tuesday, 10 November 2020
Second Record Date (for Sasol Shareholders to be entitled
to Participate and vote in the General Meeting)
Friday, 13 November 2020
Requested latest date and time for receipt by Transfer
Secretary of the Forms of Proxy for the General Meeting
by 13:00 on
Wednesday, 18 November 2020
General Meeting to be held at 13:00 on Friday, 20 November 2020
Results of the General Meeting released on SENS on
or about
Friday, 20 November 2020
Results of the General Meeting published in the press on Monday, 23 November 2020

*The definitions and interpretations contained in the Circular apply, mutatis mutandis, to the salient dates and times.
The above datesand times are subject to amendment. Any such amendment will be published on SENS.

Notice of annual general meeting and salient dates

The annual general meeting (AGM) of shareholders of Sasol will be held by way of electronic communication on Friday, 20 November 2020 at 14:00 to transact the business stated
in the notice of AGM.

The notice of AGM, incorporating a summary of the annual financial statements, will be delivered today, Thursday, 22 October 2020. A copy of the notice of AGM may be obtained in electronic form from Sasol’s website: https://www.sasol.com/investor-centre/annual-general-meeting.
No copies of notice of AGM will be obtained from, or made available at, the registered office of Sasol.

The salient dates in respect of the AGM are:
Record date by when persons must be recorded as
shareholders in the securities register of the Company in
order to be entitled to receive the notice of AGM
Friday, 16 October 2020
Last date to trade in order to be able to be recorded in the securities register as a shareholder on the aforementioned
record date
Tuesday, 10 November 2020
Record date in order to be recorded in the securities register as a shareholder to be able to attend, participate in and vote during the AGM
Friday, 13 November 2020
Requested latest date and time for receipt by Transfer
Secretary of the Forms of Proxy for the AGM by 14:00 on
Wednesday, 18 November 2020
AGM to be held at 14:00 on Friday, 20 November 2020
Results of the AGM released on SENS on or about Friday, 20 November 2020
Results of the AGM published in the press on Monday, 23 November 2020

22 October 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 October 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary